Mail Stop 4561

May 29, 2007

Edward H. Blankenship
Senior Vice President of Finance
   and Chief Financial Officer
Avocent Corporation
4991 Corporate Drive
Huntsville, AL 35805

>   **Re: Avocent Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended March 30, 2007**
>   **Forms 8-K filed September 11, 2006, January 25, 2007, March 1,**
>   **2007, and April 18, 2007**
>   **File No. 000-30575**

Dear Mr. Blankenship:

        We have reviewed the above referenced filings and have the following comments.
Please note that we have limited our review to only your financial statements and related
disclosures and do not intend to expand our review to other portions of your document.
We may ask you to provide us with supplemental information so we may better
understand your disclosure. Please be as detailed as necessary in your explanation. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

**Item 7. Management's Discussion and Analysis of Financial Condition and Results
of Operations**

Results of Operations, page 32

1.   In your discussion of the results of operations, you sometimes refer to two or
        more sources as components that contributed to a material change. Quantify the

amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

- The increase in gross margin between fiscal year 2005 and fiscal year 2006 due to higher revenue from your digital and serial products, added sales from your LANDesk acquisition, added sales from you Cyclades branded products, increased revenue from your embedded solutions, which were offset by additional costs included in cost of sales from amortization of other intangible assets, additional costs incurred to transition the manufacturing of Cyclades products to Avocent contract manufacturers, and additional product costs from implementing recent environmental regulations;

- The increase in selling, general and administrative expenses between fiscal year 2005 and fiscal year 2006 as a result of the additional costs from the Cyclades and LANDesk acquisitions, which were offset by reduced headcount and certain research and development site closings undertaken during the second half of 2005.

Refer to Section III.D of SEC Release 34-48960. Revise future filings accordingly.

Consolidated Statements of Income, page 47

2.   You disclose that you recognize revenue in under the residual method as prescribed by Statement of Position 97-2, "*Software Revenue Recognition*" (SOP 97-2) when contracts contain multiple elements and vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements. We note that revenue related to these multiple element arrangements is presented within a single line item labeled "Products and services" within the Consolidated Statements of Income. Additionally, we note in your March 30, 2007 Form 10-Q that the LANDesk Division maintenance and services revenue represented 7% of total net revenue for the three month period ending March 30, 2007. Tell us how your presentation complies with Rule 5-03(b) of Regulation S-X. In this regard, tell us what consideration you gave to presenting product and service revenue, and related cost of revenue, on separate line items for your multiple element arrangements where VSOE exists for all undelivered elements pursuant to Rule 5-03(b) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

3.   As noted in comment number two above, you recognize revenue under the residual method when contracts contain multiple elements and VSOE of fair value exists for all undelivered elements. Tell us how your revenue recognition policies are impacted when VSOE of fair value does not exist for all undelivered elements in your multiple element contracts. Further, tell us what consideration you gave to disclosing this revenue policy.

Note 11. Treasury Stock, page 68

4.   We note that you entered into a put option agreement with a former shareholder of LANDesk that was filed in a Form 8-K on September 11, 2006. Describe the relevant terms of the put option agreement. Tell us how you are accounting for this agreement including the accounting literature used to support your conclusion. Explain why the put option is not within the scope of SFAS 150 (i.e., paragraph 11 of SFAS 150).

Forms 8-K filed on January 25, 2007, March 1, 2007, and April 18, 2007

5.   We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on January 25, 2007, March 1, 2007, and April 18, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

6.   We note your inclusion of the non-GAAP financial measures in your Forms 8-K filed on January 25, 2007, March 1, 2007, and April 18, 2007. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosures do not explain why you believe the

measures provide investors with valuable insight into your operating results or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Edward H. Blankenship
Avocent Corporation
May 29, 2007
Page 5

        You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you
have questions regarding the above comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief